

March 3, 2009

Mr. Edy Francis, Chief Financial Officer
Isramco, Inc.
4801 Woodway Drive
Houston, Texas  77056

      **Re:    Isramco, Inc.**
              **Form 10-K for Fiscal Year Ended December 31, 2007**
              **Filed March 31, 2008**
              **Form 10-Q for Fiscal Quarters Ended March 31, 2008, June 30, 2008**
              **and September 30, 2008**
              **Filed May 15, 2008, August 14, 2008 and November 14, 2008**
              **Definitive Proxy Statement on Schedule 14A**
              **Filed April 29, 2008**
              **Response Letter Dated February 2, 2009**
              **File No. 0-12500**

Dear Mr. Francis:

      We have reviewed your response letter and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2007

General

1.     We have considered your responses to our prior comments in our letter of December 23, 2008.  For each response in which you have agreed to comply with the issued comment in future periodic filings, please provide a draft of your proposed revision.  We may have further comment.

Signatures, page 27

2.      We note your response to our prior comment 15.  Please revise your disclosure to indicate that Mr. Edy Francis is signing as principal accounting officer.

Consolidated Statements of Changes in Shareholders' Equity, page F-4

3.      We have considered your response to our prior comment number 19.  We do not agree with your conclusions.  You have cited Emerging Issue Task Force Issue (EITF) 84-39, which we note is deemed no longer technically helpful due to more current guidance issued.  Based on the debt relief you received in exchange for the partnership interests, it further appears that the guidance of Accounting Principles Board Opinion 29 is not applicable.  Please provide more relevant professional literature to support the reduction in additional paid-in capital from this transaction or revise your financial statements accordingly to reflect the related party loss in your consolidated statement of operations.

Definitive Proxy Statement on Schedule 14A

Security Ownership of Management and Certain Beneficial Owners, page 2

4.      We note your response to our prior comment 27 and reissue such comment.  In future filings, please disclose the number of shares for which each party has beneficial ownership, the nature of such ownership and the percentage of outstanding shares beneficially owned.  For example, if Mr. Haim Tsuff shares voting and investment power with Naphtha Holdings Ltd., Naphtha Israel Petroleum Corp., J.O.E.L. Jerusalem Oil Exploration Ltd., Equital Ltd., United Kingsway Ltd. and YHK Investment L.P. with respect to 1,354,041 shares, please so state.  Please provide us with an example of your proposed disclosure.

Certain Relationships and Related Transactions, page 4

5.      We note your response to our prior comment 30 and reissue such comment. Please provide the disclosure required by Item 404(a)(5) of Regulation S-K with respect to the loans from Naphtha Israel Petroleum Corp. Ltd. and J.O.E.L. Jerusalem Oil Exploration Ltd.  Please provide us with an example of your proposed disclosure.

Engineering Comments

6.      We have reviewed your response to prior comment 31 of our letter dated December 23, 2008.  Please tell us who the third party consultant was that determined the reserves of the property you purchased and if they were engaged by you to determine these reserves.

7.      We have reviewed your response to prior comment 32.  Our comment was referring to the reserves of the property acquisition you reported on page two of your 10-K report. Therefore, please tell us why there appears to be inconsistencies in the same report to investors regarding the reserves of this property acquisition and how you are planning to clarify the reporting of these reserves.  Please provide us with the proposed language you plan to use.

8.      We have reviewed your response to prior comments 35, 36 and 37.  Please provide us with the proposed language you plan to use to comply with this comment.

9.      We have reviewed your response to prior comment 38.  Our comment was issued because it does not appear that the proved developed and undeveloped reserves for the years cited add-up to the volumes you report for total proved reserves in the reserve reconciliation table.  Please revise the document as necessary to eliminate all inconsistencies in your reserve disclosures.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Gary Newberry at (202) 551- 3761 or Kim Calder at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters.  You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments.  Please contact Sean Donahue at (202) 551-3579 or Laura Nicholson at (202) 551-3584 with any other questions.

                                                Sincerely,


                                                H. Roger Schwall
                                                Assistant Director